401 East Las Olas Boulevard, Suite 800

Fort Lauderdale, Florida 33301

March 11, 2014

Ms. Kathryn McHale

Senior Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	BFC Financial Corporation

Amendment No. 2 to Registration Statement on Form S-4

Filed February 14, 2014

File No. 333-190036

BBX Capital Corporation

Form 10-Q for Fiscal Quarter Ended

September 30, 2013

Filed November 14, 2013

File No. 001-13133

Dear Ms. McHale:

This letter is in response to the comments of the Staff contained in your letter to Alan B. Levan, dated March 11, 2014, relating to the above-referenced filings. As discussed with David Lin, set forth below are our responses to the Staff’s comments, as well as an effective date acceleration request for the Registration Statement on Form S-4, as amended, of BFC Financial Corporation (“BFC”), File No. 333-190036 (the “Registration Statement”).

Response to Staff Comments

Amendment No. 2 to Registration Statement on Form S-4

Litigation Regarding the Merger, page 90

1.	You disclose that the plaintiffs in the action styled In Re BBX Capital Corporation Shareholder Litigation filed an amended complaint on October 11, 2013, which asserted “certain additional allegations....” Please revise to describe such additional allegations in greater detail. Alternatively, provide us with an analysis supporting your determination that you are not required to do so. Refer to Item 103 of Regulation S-K.

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In response to the Staff’s comment and as BFC’s counsel, Alison Miller, discussed with the Staff, in lieu of filing a further amendment to the Registration Statement, BFC proposes to include in the joint proxy statement/prospectus to be mailed to shareholders of BFC and BBX Capital Corporation (“BBX Capital”) and to be filed with the Commission pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, the revised disclosure set forth below relating to the purported class action lawsuit and specifically the amended complaint filed on October 11, 2013. The revised disclosure contains greater detail regarding the allegations made in the amended complaint and is underlined for your convenience.

“On May 30, 2013, Haim Ronan filed a purported class action against BFC, BBX Merger Sub, BBX Capital and the members of BBX Capital’s board of directors seeking to represent BBX Capital’s shareholders in a lawsuit challenging the currently proposed merger between BFC and BBX Capital. In this action, which is styled Haim Ronan, On Behalf of Himself and All Others Similarly Situated, v. Alan B. Levan, John E. Abdo, Jarett S. Levan, Steven M. Coldren, Bruno L. Di Giulian, Charlie C. Winningham, II, David A. Lieberman, Willis N. Holcombe, Anthony P. Segreto, BBX Capital Corporation, BFC Financial Corporation and BBX Merger Sub, LLC and was filed in the Circuit Court of the 17th Judicial Circuit in and for Broward County, Florida, Mr. Ronan asserted as a cause of action that the individual defendants breached their fiduciary duties of care, loyalty and good faith, in part, by failing to obtain a high enough price for the shares of BBX Capital’s Class A Common Stock to be acquired by BFC in the merger. Mr. Ronan also asserted a cause of action against BFC and Merger Sub for aiding and abetting the alleged breaches of fiduciary duties. Mr. Ronan is seeking an injunction blocking the proposed merger. On May 31, 2013, in an action styled John P. Lauterbach, on Behalf of Himself and All Others Similarly Situated, v. BBX Capital Corporation, John E. Abdo, Norman H. Becker, Steven M. Coldren, Bruno L. Di Giulian, John K. Grelle, Willis N. Holcombe, Alan B. Levan, Jarett S. Levan, David A. Lieberman, Anthony P. Segreto, Charlie C. Winningham II, Seth M. Wise, BFC Financial Corporation and BBX Merger Sub, LLC and filed in the Circuit Court of the 17th Judicial Circuit in and for Broward County, Florida, John P. Lauterbach filed a purported class action against all of the defendants named in Mr. Ronan’s complaint, challenging the currently proposed merger for substantially the same reasons as set forth in Mr. Ronan’s complaint, but asserting an additional, direct cause of action for breach of fiduciary duties against BFC, Alan B. Levan and John E. Abdo. Mr. Lauterbach also added as defendants Norman H. Becker, who was appointed to BBX Capital’s board of directors on May 7, 2013, as well as Seth M. Wise, who serves as an executive officer and director of BFC and as an executive officer of BBX Capital, and John K. Grelle, who serves as an executive officer of BFC and BBX Capital. On September 4, 2013, the Ronan and Lauterbach actions were consolidated into a single action styled In Re BBX Capital Corporation Shareholder Litigation, with the complaint filed in the Lauterbach action being the operative complaint in the consolidated action. On October 11, 2013, the plaintiffs filed an amended complaint in the consolidated action. In the amended complaint, which includes the same causes of action set forth in the Lauterbach complaint, the plaintiffs: (i) allege that the merger, including the exchange ratio and other terms and conditions of the merger agreement, is unfair to BBX Capital’s minority shareholders and is the product of unfair dealing on the part of the defendants; (ii) allege that the defendants initiated, timed, negotiated and structured the merger for the benefit of BFC and to the detriment of BBX Capital’s minority shareholders, including that BFC and its and BBX Capital’s management caused BBX Capital to engage in transactions which had the effect of reducing BBX Capital’s intrinsic value; (iii) challenge the independence of the members of BBX Capital’s special committee and the process pursuant to which BBX Capital’s special committee engaged its legal and financial advisors, and negotiated and approved the merger agreement, including limitations on its ability to pursue alternative transactions; (iv) assert that BBX Capital’s shareholders’ rights to appraisal do not constitute an adequate remedy; and (v) allege that this joint proxy statement/prospectus contains material misrepresentations and does not contain adequate disclosure regarding the merger and specifically the value of BBX Capital and the shares of its Class A Common Stock, and fails to provide the plaintiffs and BBX Capital’s minority shareholders the information necessary to determine whether the merger consideration is fair. BFC and BBX Capital believe the claims to be without merit and intend to vigorously defend the action.”

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BBX Capital Corporation

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Note 1. Presentation of Interim Financial Statements – Subsequent Events, page 10

2.	You disclose that Daniel Catalfumo agreed to transfer to CAM certain properties with an aggregate carrying value of $10.3 million as of September 30, 2013. Please revise future filings to provide additional details regarding this transaction, including but not limited to, the expected timing of the transfer, the type of properties, the estimated fair value of the properties, your strategy for the properties (e.g. hold for sale, utilize in your operations, etc.) and the expected impact on your financial results.

In accordance with the Staff’s comment, in future filings, including its Annual Report on Form 10-K for the year ended December 31, 2013, BBX Capital will provide additional details regarding the properties transferred to BBX Capital’s subsidiary pursuant to the Catalfumo settlement, including the information requested by the Staff.

Effective Date Acceleration Request

We have attempted to address the comments raised by the Staff regarding the filings. If the Staff’s comments have been adequately addressed and the Staff does not have any further comments at this time, BFC hereby requests that the effective date of the Registration Statement be accelerated so that it becomes effective at 4:00 p.m., Eastern time, on March 13, 2014, or as soon thereafter as possible.

In connection with such request, BFC acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve BFC from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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•	BFC may not assert Staff comments with respect to the Registration Statement or the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please feel free tocontact me at (954) 940-4919. Thank you for your assistance.

Very truly yours,

/s/ John K. Grelle
John K. Grelle
Executive Vice President and Chief Financial Officer

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